# Invest in Ciari Guitars

Revolutionary, patented music-tech enabling stress-free guitar mobility



CIARIGUITARS.COM
SAN DIEGO CA

| Entertainment | Technology | Travel | Recreation |
|---|---|---|---|
| | | | Manufacturing |

## Why you may want to invest in us...

1  Experience: Team (including Advisory Board) has over 100+ years of experience in Music Industry.

2  Featured in Forbes, USA Today, and received "Editor's Pick" by Guitar Player Magazine.

3  Graduated from prestigious "Project Music" in Nashville, TN - a leading accelerator for music tech.

4  Strong IP - Protected by robust patent portfolio (US and Int'l) - Founder CEO is a patent attorney!

## Why investors ❤ us

WE'VE RAISED $1,589,487 SINCE OUR FOUNDING



*As a huge proponent of music, innovation, and entrepreneurship, the Ascender immediately resonated with and impressed me. It solves a very real problem, namely guitar inconvenience due to size, and does so without compromising quality. As validated by Guitar Player*

*Magazine, this is an industry first. I am also bullish on their pipeline of follow-on products that will leverage their IP to broaden the market appeal with both premium and mid tier guitars, including electric,*





























*acoustic and bass.*

*The power of music has been underscored during Covid, with the number of guitarists spiking as people took up or returned to guitars as a safe haven for*

... *read more*

**Hany Nada** Partner

**LEAD INVESTOR** **INVESTING $25,000 THIS ROUND & $50,000 PREVIOUSLY**

*Can't wait for the ride. Eddie VH needs one for his trip!*

**Hany Nada**

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## Our team

**Jonathan Spangler**

CEO and Founder

*Medical device executive and 20+ year patent attorney turned entrepreneur, Jonathan Spangler invented the Ascender folding travel guitar - recipient of coveted Editor's Pick from Guitar Player Magazine as the first ever pro-quality travel guitar.*

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**Brent Rivard**

CFO

*Senior executive with broad experience in all operations and financial aspects of both large public and small private companies. Co-founder of Salesforce.com business sold to Rackspace in 2018.*

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**Tracy Judge**

VP, Marketing + Events

*Tracy is an entrepreneur with 15+ years of experience in marketing + events. She is on the International Board of Directors for Meeting Professionals International and was recently recognized as Connect Meetings 40 under 40.*

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## In the news

Forbes · USA TODAY · CNN · No Logo · No Logo · No Logo · GUITAR WORLD

## Downloads

Ciari Guitars Investor Deck Wefunder.pdf

# The Story of Ciari Guitars

Our journey of music-tech disruption started in 2016. Since then, we've created the first-ever premium travel guitar — one that folds in half yet boasts pro-quality and unparalleled convenience for stress-free guitar mobility. At Ciari Guitars, we unleash mobile musicians.

### The Problem Was a Big One

Guitars have been around for 100 years and have always been the same size — large. As a result, guitars are cumbersome and oftentimes stressful to travel with, especially during air travel. Most people leave them at home, which denies them and others the enjoyment of playing or sharing music. Even worse, some professional players end up with broken guitars and are forced to rely on a backup instrument for their gig.

> *"It used to be a really emotional time, boarding a plane [with a guitar] and having these people give you a hard time. You can't bring your instrument on. It's like, this is my livelihood, I've gotta be able to do it. Now, [with the Ascender] that has completely been eliminated. There's no more back and forth... okay, boarding pass? You're on! So it's really taken a lot of stress out of traveling. It's just brought a new level of joy into traveling."*
> *- Jake Morelli, Professional Guitarist*



### We Didn't Know We Couldn't, So We Did

Several attempts have been made at travel guitars with a smaller size, but with convenience came compromise. Having "grown up" in the medical device industry, Ciari Guitars founder and inventor Jonathan Spangler applied medical device engineering and market-making strategy to his lifelong passion for guitars. The result: The Ascender — the first-ever premium travel guitar with pro-quality and backpack convenience. Pictured below is the Ascender in its folded and unfolded states, alongside our Ciari Backpack and quilted protective gig bag.





## Great Ideas Require Great Protection

A patent attorney with a passion for music? The perfect storm. At the heart of the Ascender lies a feat of engineering, the patented folding mechanism which includes a mid-neck hinge, translating truss rods, and a floating bridge that collectively allow the Ascender guitar to fold symmetrically in half.  The Ascender is protected by multiple US and international patents and applications.  Watch below to view the conceptual video:





## Strength Through Scrutiny - Our Accelerator Journey

Having a great idea is one thing, building a business is quite another.  We have embraced accelerators as a valuable business resource to grow and optimize our strategy, including:

### Project Music

Project Music is a globally renowned music-tech accelerator located in Nashville, TN.  Part of the Nashville Entrepreneur Center, Project Music's mission is to foster innovation within the music industry.   Ciari Guitars was one of 13 companies selected (from 300+ applicants) for the 2018 cohort.   We successfully completed the music-tech accelerator, driving awareness and relationships in Nashville's music industry, and received an investment from a key music industry executive from the Demo Day final pitch.

### San Diego Airport Innovation Lab

The San Diego Airport Innovation Lab is a pioneer accelerator designed to foster innovation in the air travel ecosystem.  Ciari Guitars was one of 5 companies selected (from 200+ applicants) to the 2019 cohort.   Our goal:  To test our "Music Oasis" free guitar lounge designed to provide in-airport experiential marketing to a core part of our market - air travelers.   It was a smashing success.   With over 500 surveys given over our 2-week test phase, 95% strongly agreed the Music Oasis was innovative and enjoyable.  Ciari Guitars was 1 of only 2 cohort companies invited to enter a long-term contract with San Diego Int'l Airport to make our Music Oasis a permanent in-airport installation.





## 3, 2, 1 - The Ascender Launches!

The first Ascenders became available for presale in July 2019 on the first day of Summer NAMM 2019 in Nashville, TN. The launch coincided with an e-commerce website revamp, marketing plan, and content creation strategy. Our Launch Party was the official kick-off, complete live music across several genres, demo stations, and more. Below is a photo of The Revelries (Universal Music Group artists) playing Ascenders during our Launch Party:



## Making (Media) Waves...The Beauty of Disruption

While we were largely under the radar during our development period, 2019 was a media blitz from the word go.  It started at Winter NAMM, the largest music trade show in the US with 120,000 attendees with 7000+ brands on display and 1000+ exhibitors.  There, our Ascender received rave reviews and was featured in USA Today (first in "Top 6 Coolest Products"), CNN (one of only three new products covered), and we had the top live feed on Guitar World (beating all other guitar companies, including Fender and Gibson).  Ciari Guitars was also featured in Forbes, with an article entitled "The World's Most Convenient Guitar" in August 2019.  Our top achievement of 2019, however, was receiving the coveted "Editor's Pick" by Guitar Player Magazine in November 2019.  In it, Guitar Player validated our market-making mission, concluding that the Ascender is the first professional level travel guitar.  Here's a fun video from Premier Guitar, another highly respected guitar media company:



## Our Commitment to Community

At Ciari Guitars, we hold culture and community near and dear.  During the Covid-19 crisis, we realized people needed music more than ever and launched our Ciari Sessions to bring together the music community through free events, including a series of online group guitar classes.   To encourage up and coming artists, we invite guitarists to join our Ascender Artists program, where we offer exclusive features and exposure.  Featured artists have included Justin Johnson, Jake Morelli (pictured with the Ascender on his Europe tour below), The Revelries, Zach Person, Rockwell Jacobs, and more.  Ciari Guitars is also a proud supporter of Music Makes Us Nashville.



ph. Massimo Malvestio

## The Power of Music...and a Strong Product Portfolio

Music is a force for good.  We are extremely excited about our ability to foster the force, as we unleash the mobile musician with our folding guitar technology.  But it doesn't stop at the Ascender, our premium electric guitar.  Indeed, in 2021 we will expand our portfolio to include 2 new products: a mid-tier electric guitar and a carbon fiber acoustic guitar, both of which will have a lower price point for better product-market fit.  After that, we will add a folding bass guitar to round out a full product portfolio that meets the needs and budget of mobile guitarists of all types.



*Premium Electric: 2020*



*Mid-Tier Electric: Q1/Q2 2021*





*Carbon Fiber Acoustic: Q3/Q4 2021*



*Short-Scale Bass: Q1/Q2 2022*

## The Future...

As we continue to foster deep connections with the music-tech and travel communities and get the Ascender in the hands of on-the-go musicians, we know one thing: nothing is more exciting than a future of possibilities.  Come join us make the world a better place, one guitar at a time.

## Investor Q&A

# Investor Q&A

### What does your company do? ⌄

We make and sell the revolutionary "Ascender" folding travel guitar. The Ascender has a patented folding system with a hinge in the neck so the guitar can be folded in half for convenient transportation and storage. During air travel, for example, the Ascender fits under seat - the first guitar ever with that distinction. To play again, simply unfold the neck, flip a lever to lock the hinge and the re-tighten the strings, "top off tune" the strings, and you're ready to rock!

### Where will your company be in 5 years? ⌄

Globally recognized guitar brand synonymous for quality and innovation and $10M+ in revenue based on a multi-instrument portfolio, including folding electric, acoustic and bass guitars. Based on our traction by years 3-5, we hope our disruptive guitar line will be an attractive acquisition target for major players in the guitar industry. Due to our robust international patent protection, any acquisition will command a healthy multiple for an attractive exit. These projections are not guaranteed.

### Why did you choose this idea? ⌄

I personally experienced the pain points of guitar air travel and knew there had to be a better solution. As a patent attorney, I told clients "if you don't like your options, make what you want." I finally took my own advice, and invented the Ascender so people who travel can have a convenient yet quality guitar always at the ready.

### How far along are you? What's your biggest obstacle? ⌄

We launched in 2019 and are currently selling product. We had tremendous progress in 2019, including being featured in Forbes, USA Today, CNN and all the major guitar publications - most notably receiving the coveted Editor's Pick by Guitar Player Magazine in Nov 2019, who lauded our Ascender as the first-ever travel guitar that is suitable to be played professionally (stage-worthy). The biggest obstacle now is the economic downturn from the Covid-19 crisis, although we are confident that our Ascender will be the perfect compliment when mobility returns.

### Who competes with you? What do you understand that they don't? ⌄

There are multiple travel guitars on the market, but none that offer the unparalleled convenience of the Ascender (smallest in the industry when folded), much less the pro-quality of our Ascender (as validated by Guitar Player Magazine) when unfolded. We imported medical device engineering to do what no one has ever attempted: mid neck folding. Our patented mid-neck folding allows the guitar to fold perfectly in half, which enables back-pack portability for stress-free guitar travel. Our customers include professional musicians (for fly dates, radio tours, song writers), business and discretionary travelers, and guitar enthusiasts of all skill levels.

### How will you make money? ⌄

Selling guitars, including electric guitars (premium and mid-tier), acoustic guitars, and bass guitars - all of which fold for unparalleled convenience to unleash guitar mobility. Increased guitar convenience will drive increased guitar mobility, which in turn will allow more people to experience and share the joy of guitars. We currently sell direct-to-consumer on our website, but we plan to expand to a hybrid model that adds exclusive retailers. We will also be the first guitar company in the world to provide in-airport experiential marketing via our innovative "Music Oasis" free guitar lounge. We have been approved to launch at the San Diego Int'l Airport. Originally scheduled to launch in March 2020, we have rescheduled due to the coronavirus pandemic until 2021 (date TBD).

**What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?** ⌄

Managing COGS so we have enough margin to enable our proposed hybrid sales model of retail distribution and direct-to-consumer. We are mitigating the COGS challenges with global sourcing with Nashville assembly to ensure quality. Another risk is Product-market fit with our premium electric guitar, which starts at $3K. While market-making, the price point limits the size of our target market. We capitalized on the Covid-19 lockdown by expediting the design and development of our mid-tier electric guitar and our first acoustic folding guitar. Both of these newly developed guitars will start at $1500, which will improve our product-market fit and increase our market significantly.